SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPG Focused Access Fund, LLC

(Name of Issuer)

CPG Focused Access Fund, LLC

(Name of Person(s) Filing Statement)

Class F1, Class F2, Class A and Class I Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York 10022
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

September 26, 2019
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $32,793,500 (a)	Amount of Filing Fee: $3,974.57 (b)

(a)	Calculated as the aggregate maximum purchase price for units of limited liability company interest.
(b)	Calculated at 0.01212% of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG Focused Access Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Class F1, Class F2, Class A and Class I units of limited liability company interests of the Fund (the "Units"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)), the Fund will purchase up to $32,793,500 of Units that are tendered and not withdrawn prior to the end of the day on October 24, 2019, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)       The name of the filing person is CPG Focused Access Fund, LLC. The investment adviser of the Fund is Central Park Advisers, LLC (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200. The Fund's Executive Officers are: Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; Gregory P. Brousseau, Vice President; Ruth S. Goodstein, Vice President; Alex Lee, Vice President; and Seth L. Pearlstein, Chief Compliance Officer. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. The address of the Fund's Executive Officers and Directors is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.

ITEM 10.	Financial Statements.

(a)       (1)      The Fund commenced operations on November 1, 2018. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2019, previously filed with the SEC on Form N-CSR on July 5, 2019.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)       Not applicable.

(4)       Net asset value per Unit of Class F1 Units, Class F2 Units, Class A Units and Class I Units of $10.67, $10.73, $15.11 and $20.15 (July 31, 2019), respectively.

(b)       The Fund's assets will be reduced by the value of the Units purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG FOCUSED ACCESS FUND, LLC

	By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

September 26, 2019

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.